Musaffa Inc.
(a Delaware Corporation)

Audited Consolidated Financial Statements
As of the year ended December 31, 2023
and December 31, 2022

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Musaffa Inc.

Table of Contents











Alice CPA

Independent Auditor's Report

April 25, 2024
To: Board of Directors of Musaffa Inc.
Attn: Dilshod Jumaniyazov, CEO
Re: 2023-2022 Financial Statement Audit – Musaffa Inc.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Musaffa Inc., which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Musaffa Inc. as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Musaffa Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa Inc.'s internal control. Accordingly, no such opinion is expressed.

229 Park Ave S, Suite 70037
New York, New York 100
1502

Info@Alice.CPA

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 25, 2024



MUSAFFA INC.
COMBINED AND CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022
(Audited)

ASSETS	2023	2022
Current Assets		
Cash and cash equivalents	$ 870,555	$ 83,095
Accounts Receivable	1,332	2,109
Prepaids	2,000	
Total Current Assets	873,887	85,204
Property and Equipment		
Computers and equipment	38,538	18,518
Furniture and Fixtures	5,736	
Accumulated Depreciation	(9,788)	(4,523)
Net Property and Equipment	34,486	13,995
Other Assets		
Capitalized Software, net	261,720	138,580
Total Other Assets	261,720	138,580
Total Assets	$ 1,170,093	$ 237,779
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 73,725	$ 34,065
Related Party Loan	1,481	1,628
Advanced Subscription Agreement	257,945	-
Total Current Liabilities	333,151	35,693
Long-Term Liabilities		
Notes payable, net of current portion	-	35,120
Accrued Interest	-	104
Total Long-Term Liabilities	-	35,225
Total Liabilities	333,151	70,917
Stockholders' Equity		
Common Stock, $0.0001 par value; 10,000,000 authorized; 5,541,385 and 4,705,377 issued and outstanding as of December 31, 2023 and 2022	554	471
Additional Paid in Capital	2,075,555	785,830
Additional Paid in Capital - Share-Based Compensation	73,900	-
Subscription Receivable	(50,000)	(245,280)
Retained Earnings	(1,263,466)	(374,159)
Cumulative Translation adjustment	399	-
Total Stockholders' Equity	836,942	166,861
Total Liabilities and Stockholders' Equity	$ 1,170,093	$ 237,779

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA INC.
COMBINED AND CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Revenues	$ 24,000	$ 21,395
Cost of revenues	(142,853)	(88,337)
Gross Profit	(118,853)	(66,942)
Operating Expenses		
Advertising and marketing	143,083	46,061
General and administrative	39,377	13,055
Salaries and wages	114,691	29,925
Software development	14,670	16,198
Rent	68,848	16,763
Professional services	268,935	79,598
Depreciation and amortization	51,446	23,286
Total Operating Expenses	701,050	224,886
Other Income (expense)		
Other income/expense	917	-
Share-based Compensation	(73,900)	
Interest expense	(113)	(104)
FX Conversion	3,692	
Total Other Income (expense)	(69,404)	(104)
Net Income (Loss)	$ (889,307)	$ (291,932)

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Audited)

	Member Contributions	Common Stock		Additional Paid in Capital	Subscription Receivable	APIC - Share-based Compensation	Cumulative Translation Adjustment	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
		Shares	Value ($ par)						
Balance as of December 31, 2021	$ 113,328	-	$ -	$ -	$ -	$ -	$ -	$ (82,226)	$ 31,102
Member Contribution	137,813	-	-	-	-	-	-	-	137,813
Acquisition of LLC	(251,140)	-	-	251,140	-	-	-	-	-
Issuance of Common Stock	-	4,705,377	471	534,689	(245,280)	-	-	-	289,880
Net loss	-	-	-	-	-	-	-	(291,932)	(291,932)
Balance as of December 31, 2022	-	4,705,377	471	785,830	(245,280)	-	-	(374,159)	166,861
Issuance of Common Stock	-	786,254	78	1,154,210	195,280	-	-	-	1,349,568
Conversion of Convertible notes	-	49,754	5	135,515	-	-	-	-	135,520
Share-based Compensation	-	-	-	-	-	73,900	-	-	73,900
Net loss	-	-	-	-	-	-	399	(889,307)	(888,908)
Balance as of December 31, 2023	$ -	5,541,385	$ 554	$ 2,075,555	$ (50,000)	$ 73,900	$ 399	$ (1,263,466)	$ 836,942

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (889,307)	$ (291,932)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	51,446	23,286
Accrued interest	(104)	104
Share-Based Compensation	73,900	
Changes in operating assets and liabilities:	-	
Accounts receivable	777	(2,109)
Prepaids	(2,000)	
Accounts payable	39,660	17,827
Net cash provided by (used in) operating activities	(725,628)	(252,824)
Cash Flows from Investing Activities		
Computers and equipment	20,020	13,724
Furniture and Fixtures	5,736	
Capitalized Software	168,692	115,891
Net cash used in investing activities	194,448	129,615
Cash Flows from Financing Activities		
Related party loan	(147)	1,628
Issuance of convertible notes	100,400	25,000
Member contributions	-	137,813
Issuance of Common Stock	1,349,569	300,000
Subscription paid in advance	257,945	-
Net cash used in financing activities	1,707,767	464,441
Net change in cash and cash equivalents	787,691	82,001
Effects of exchange rate changes on cash	(232)	
Cash and cash equivalents at beginning of period	83,096	1,094
Cash and cash equivalents at end of period	$ 870,555	$ 83,096
Supplemental information		
Interest paid	113	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Musaffa, Inc. was registered in Delaware on April 25, 2022. The Company provides an all-in-one halal trading and investment platform and app where users can learn, connect, research, and invest in halal stocks and ETFs. Included in these combined financial statements are operations of Musaffa, Inc. and its wholly-owned subsidiaries (collectively, which may be referred to as the "Company," "we," "us," or "our"), Musaffa LLC and Musaffa Financial Solutions LLC ("Subsidiaries"). The Company's headquarters are in New York, New York.

Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC.

Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc. (successor).

In December 2023 the Company began the process of forming a subsidiary, Musaffa Financing Broker Co., in Dubai, UAE for purposes of business operations in the country.

Since its inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2023, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise a substantial concern about the Company's ability to continue as a going concern (see Note 12). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 13) and funds from revenue-producing activities, if and when such can be realized. In the event that the Company is unable to secure additional short-term capital, there exists a risk of operational cessation, unless measures are taken to adjust costs and downsize operations to mitigate the possibility of winding down. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

In 2023 it was discovered that the Company included unvested shares of Class B common stock as issued and outstanding as of December 31, 2022. The correction results in an adjustment of the 2022 financial statements to reflect the accurate number of outstanding shares for the affected period. The noted adjustment had no financial impact.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization and the collectible valuation of accounts receivable.

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from business-to-business customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on the useful lives of the assets, which is two to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2023.

Software Development

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization of internal software development for each software project begins when the computer software is ready for its intended use. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2023, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue through monthly app subscriptions and B2B data solutions, selling data analytics. Customers pay in advance every month or every quarter, or may opt to pay for the whole year in advance.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

Advertising

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. As of December 31, 2023, and December 31, 2022, the Company had no leases longer than 12 months.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – FIXED ASSETS

Fixed assets on December 31, 2023, and 2022 consist of the following:

	2023	2022
Computers and equipment	38,538	18,518
Furniture and Fixtures	5,736	-
Accumulated Depreciation	(9,788)	(4,523)
Total	$ 34,486	$ 13,995

As of December 31, 2023, and 2022 the Company recorded depreciation expense of $5,265 and $4,120, respectively.

NOTE 5 – SOFTWARE DEVELOPMENT

During the years ended December 31, 2023, and December 31, 2022, the Company capitalized software development costs of $168,692 and $115,901, respectively. During the years ended December 31, 2023, and December 31, 2022, amortization of software development costs totaled $45,551 and $19,165, respectively.

Capitalized software development costs on December 31, 2023, and 2022 consist of the following:

	2023	2022
Internal-Use Software	135,688	80,396
External-Use Software	194,575	81,175
Accumulated Amortization	(68,543)	(22,991)
	$ 261,720	$ 138,580

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

NOTE 6 – LOANS

In 2023, the Company entered into agreements with three distinct investors for a total of $100,400 in unsecured convertible notes, with a maturity of ten years from the agreement date. One investor contributed $50,400, accruing interest at a rate of 2.72% per annum, while two investors contributed $25,000 each, accruing at 0% interest. If the Company had not paid the notes before the maturity date, all principal and accrued interest would have been converted into common stock equity of the Company at a price per share equal to the quotient of the fair market value divided by the total number of company stock outstanding immediately prior. In 2023, the Company successfully negotiated the conversion of all outstanding convertible notes, comprising convertible notes initiated in 2023 totaling $100,400 and convertible notes initiated in 2022 amounting to $35,120, into 49,754 shares of class B common stock. As of December 31, 2023, the remaining balance of convertible notes stands at $0.

Operating within the Islamic Finance industry, the Company abstains from employing interest-bearing instruments, in accordance with Islamic ethical principles. As a result, all signatories of convertible notes have waived their entitlement to any accrued interest, if applicable, under the convertible notes.

NOTE 7 – RELATED PARTY

From time to time, the Company takes advances from members. As of December 31, 2023, and 2022 advances from related parties were $1,481 and $1,628, respectively. These advances have no interest rate or specified maturity date.

NOTE 8 – INCOME TAXES

The Company plans to file for the period ending December 31, 2023, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 9 – EQUITY

The Company is authorized to issue 10,000,000 shares of common stock at $0.0001 par value. Common stock is broken into 4,320,000 shares of Class A Common Stock and 5,680,000 shares of Class B Common Stock. Each holder of Class A Common Stock shall be entitled to one vote for each share of stock held on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

In 2022, all 4,320,000 shares of Class A Common stock were issued in exchange for the founder's entire ownership interest in Musaffa, LLC in the form of an equity exchange. Additionally, 385,377 shares of Class B Common Stock were issued. As of December 31, 2022, the Company had 4,320,000 shares of Class A Common Stock and 385,377 shares of Class B Common Stock issued and outstanding.

In 2023, the Company repurchased 210,000 shares of Class A Common stock and were re-issued as stock options. Additionally, 1,046,008 shares of Class B Common Stock were issued. As of December 31, 2023, the Company had 4,110,000 shares of Class A Common Stock and 1,431,385 shares of Class B Common Stock issued and outstanding.

See Note 12 for further equity commitments and for subsequent events affecting the number of authorized shares.

NOTE 10 – EQUITY-BASED COMPENSATION

In 2022, the Company adopted a 2022 Stock Option ("2022 Plan") which permits the grant or option of shares to its employees for up to 210,000 shares of Class A common stock and 666,486 shares of Class B common stock. As of December 31, 2023, 210,000 Class A and 268,828 Class B options were granted.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees, and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted were as follows:

Exercise price	$ 2.52
Fair value share price	$ 2.52
Expected volatility	46%
Expected term	5.00 years
Expected dividend rate	0.00%
Risk-free rate	4.24%, 4.72%
Fair value per share option	$ 2.52

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2023 was $73,900. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $468,864 as of December 31, 2023.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company initiated legal proceedings in the State of New York on October 16, 2023, against a former service provider who rendered inadequate marketing services and left the company, subsequently making unsupported claims. The further outcome of this legal proceeding can be found below. The Company has not been involved in any other litigation and there are no any threatening or pending litigation. See Note 13, Release and Settlement Agreements for further details.

In 2022, the Company entered into an investment agreement with one investor for a committed capital amount of $1,005,480, divided into three payments, two of which would be received upon achieving milestone events. As of April 21, 2024, the Company has received $593,104 of capital from the investor. Upon completion of the milestone events, the Company will issue additional shares and receive cash from the committed amount. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going-concern basis. The Company began operation in 2020 and has incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

NOTE 13 – SUBSEQUENT EVENTS

Stock Split

On February 29, 2024, the Company implemented a 6-for-1 forward stock split of all issued and outstanding Common Stock. Under this split, for every 1 share of issued and outstanding Common Stock with a par value of $0.0001, shareholders received 6 new shares of Common Stock. No fractional shares were issued. Concurrently, the authorized number of shares increased by a factor of 6, resulting in a total of 60,000,000 Common Stock shares for the Company. The necessary amendments to the Certification of Incorporation have been filed with state registration authorities to reflect these changes.

Common Stock

In 2024, the Company issued shares to raise funds as follows, reflecting 6-for-1 stock split numbers:

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

- On February 16, 2024, the Company issued 37,500 Class B shares to raise $25,000.
- On February 26, 2024, the Company issued 226,074 Class B shares to raise $150,716.
- On April 16, 2024, the Company issued 300,000 Class B shares to raise $200,000.

Additionally, the Company granted 75,000 Class B shares in the form of RSA stocks to French Professional Footballer Nabil Fekir (2018 FIFA World Cup Champion) with a 1/18 vesting schedule. No funds were raised under this agreement, as the equity was granted for his services to promote Musaffa's brand as a celebrity.

Crowdfunded Offering

The Company launched two crowdfunding campaigns in 2024. The first campaign was conducted on the Wefunder platform, with a minimum target of $50,000 and a maximum target of $500,000. Through this campaign, the Company successfully raised $150,716 and issued 226,074 Class B shares. The second campaign was launched on March 19, 2024, in collaboration with Dealmaker Securities LLC, aiming for a minimum target amount of $10,000 and a maximum offering of $4,844,999.98.

Release and Settlement Agreements

The Company has recognized the contributions of four individuals, comprising one employee and three contractors, all of whom played pivotal roles in the early growth of the Company. The Company has committed to a total amount of $210,630, to be distributed among all four individuals. Additionally, the Company has reached a settlement agreement with a marketing services provider based in Canada, amounting to $350,000. Of this sum, a partial payment of $30,000 has already been paid, with the remaining balance of $320,000 scheduled to be paid over four years. These expenses are classified as one-time incurred payments and are not expected to recur annually following their full settlement.

Significant transactions

As part of the Company's strategic vision, on December 8, 2023, the Board approved the expansion of its business into the MENA (Middle East and North Africa) region by opening a new office in Dubai, UAE. To support this initiative, a partnership named "Musaffa Financing Broker Co." was established to facilitate the opening of the office. This partnership obtained a trade license and signed a 1-year lease agreement. The Company plans to acquire ownership of Musaffa Financing Broker Co. and convert it into a wholly-owned subsidiary by the end of Q4, 2024.

Management's Evaluation

Management has evaluated subsequent events through April 25, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.